15027328

SECUR ... SION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2015
17 REGISTRATIONS BRANCH

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49750 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING June 1, 2014 (MM/DD/YY) AND ENDING May 31, 2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3621 NW 63rd St., A1
(No. and Street)

| Oklahoma City | OK | 73116 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James J. Oplotnik 405-848-9836
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buxton, M. Tom CPA
(Name – *if individual, state last, first, middle name*)

| 4430 NW 50th St. | Oklahoma City | OK | 73112 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, James J. Oplotnik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Investments, Inc., as of May 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KELSEY SPEARS
NOTARY PUBLIC STATE OF OKLAHOMA
Commission # 13000928
Expires January 28, 2017

Signature

President/CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption from the provisions of Rule 15c3-3, in which (1) Access Investments, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Access Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i)) (the "exemption provision") and (2) Access Investments, Inc. stated that Access Investments, Inc. met the identified exemption provision throughout the most recent fiscal year ended May 31, 2015 without exception. Access Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M. Thomas Buxton III CPA PC

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 22, 2015

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295
TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

# M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

We have audited the accompanying financial statements of Access Investments, Inc. (an Oklahoma corporation), which comprise the statement of financial condition as of May 31, 2015, and the related statements of operations, changes in Shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Access Investments, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Access Investments, Inc. as of May 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Access Investments, Inc.'s financial statements. The supplemental information is the responsibility of Access Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 22, 2015


4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

# Access Investments, Inc.

Financial Statements with
Independent Auditors' Report
As of May 31, 2015

**Access Investments, Inc.**
Statement of financial condition
As of May 31, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash | $ | 8,773 |
| Concessions and commissions receivable | | 4,243 |
| Prepaid licenses and permits | | 1,578 |
| Total current assets | | 14,594 |
| Intangible assets | | - |
| Total assets | $ | 14,594 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities | | |
| Payable to broker-dealers | $ | 1,445 |
| Current liabilities and total liabilities | | 1,445 |
| Stockholders' equity | | |
| Common Stock, $1 par value, 50,000 share authorized, 100 share issued and outstanding | | 100 |
| Additional paid in capital | | 12,900 |
| Retained earnings | | 149 |
| Total stockholders' equity | | 13,149 |
| Total liabilities and stockholders' equity | $ | 14,594 |

The accompanying notes are an integral part of these financial statements

**Access Investments, Inc.**
Statement of operations
For the year ended May 31, 2015

| | | |
|---|---|---|
| Revenues | | |
| Concessions and commissions | $ | 44,935 |
| | | |
| Expenses | | |
| Commissions paid | | 29,709 |
| Legal and accounting | | 6,003 |
| Licenses and permits | | 2,235 |
| Wages-officer | | 1,200 |
| Wages-office | | 1,800 |
| Other expense | | 1,724 |
| | | 42,671 |
| | | |
| Net income before income taxes | | 2,264 |
| | | |
| Provision for income taxes | | - |
| | | |
| Net income | $ | 2,264 |
| | | |
| Earnings per share, basic | $ | 22.64 |

The accompanying notes are an integral part of these statements.

**Access Investments, Inc.**
Statement of cash flows
For the year ended May 31, 2015

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 2,264 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Increase (decrease) in operating assets and liabilities: | | |
| Concessions and commissions receivable | | 515 |
| Prepaid licenses and permits | | (1,578) |
| Commissions payable | | (2,219) |
| Cash used in by operating activities | | (1,018) |
| Change in cash | | (1,018) |
| Cash at beginning of year | | 9,791 |
| Cash at end of year | $ | 8,773 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for income taxes | $ | - |

The accompanying notes are an integral part of these statements.

**Access Investments, Inc.**
Statement of changes in stockholders' equity
For the year ended May 31, 2015

| | Common Stock | | Additional Paid in | Retained | Total Stockholders' |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balance at May 31, 2014 | 100 | $ 100 | $ 12,900 | $ (2,115) | $ 10,885 |
| Net income | | | | 2,264 | 2,264 |
| Balance at May 31, 2015 | 100 | $ 100 | $ 12,900 | $ 149 | $ 13,149 |

The accompanying notes are an integral part of these statements.

**Access Investments, Inc.**
Statement of changes in liabilities subordinated
To claims of general creditors
For the year ended May 31, 2015

Access Investments, Inc. had no liabilities subordinated to claims of general creditors for the year ended May 31, 2015.

**1. Organization and Nature of Business**
Access Investments, Inc. was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

**2. Significant Accounting Policies**

***Basis of Presentation***

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

***Securities Transactions***

Customers' securities transactions, if any, are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

***Income Taxes***

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years, unless clearly immaterial.

Management reviews its tax positions annually and has determined that there are no uncertain tax positions.

The Company's income tax returns for the years ended May 31, 2013, 2014, and 2015 for both Federal and State of Oklahoma remain open for examination.

***Amortization of Intangible Assets***

Amortization is provided on a straight-line basis using estimated useful lives of three to fifteen years.

***Statement of Cash Flows***

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**3. Financial Instruments**

***Accounting Policies***

Financial instruments, if any, used for trading purposes are carried at fair value or, if market prices are not readily available, estimated fair value.

***Principal Transactions***

The Company did not participate in principal transactions during the year ended May 31, 2015.

***Fair Value of Financial Instruments***

The financial instruments, if any, of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no financial instruments at May 31, 2015.

***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, and other financial institutions. In the event that counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counter party.

**4. Intangible assets**

Intangible assets at May 31, 2015 consisted of the following:

| | | |
|---|---|---|
| Organization costs | $ | 3,000 |
| Software | | 1,555 |
| Total cost | | 4,555 |
| Accumulated amortization | | (4,555) |
| Net intangible assets | $ | - |

Aggregate charges for amortization were $0 during 2015.

**5. Income Taxes and Deferred Taxes**

The current and deferred portions of the income tax expense are included in the Statement of Operations as determined in accordance FASB ASC 740 - Income Taxes. This section does not apply to immaterial items.

The Company's operations are designed to break even, having no – or minimal – profit or loss each year, therefore, deferred tax assets or liabilities are fully reserved. There are no permanent or temporary timing differences.

The Company has net operating loss carry forwards of $10,587, $1,961 from fiscal year end May 31, 2010, $2,243 from fiscal year ended May 31, 2011, $4,062 from fiscal year ended May 31, 2012 and $2,321 from fiscal year ended May 31, 2013. Net operating losses can be carried forward up to 20 years.

**6. Basic and Diluted Earnings per Share**

Basic and diluted earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share equal basic earnings per share because the Company has no dilutive potential common shares.

**7. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital, both defined, shall not exceed 15 to 1. At May 31, 2015, the Company had net capital of $9,145, which was $4,145 in excess of its required net capital of $5,000. The Company's net capital ratio was .158 to 1.

**8. Related Party Transactions**

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge.

**9. Subsequent Events**

No events have occurred through July 22, 2015 which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended May 31, 2015.

**Access Investments, Inc.**
Computation of net capital under Rule 15C3-1
of the Securities and Exchange Commission
As of May 31, 2015

| | | |
|---|---|---|
| Total stockholder's equity | $ | 13,149 |
| Deductions: | | |
| Organization costs, net | | - |
| Receivables under Rule 12b-1 | | (4,004) |
| Less: Commissions payable related to 12b-1 receivables | | - |
| Net capital | $ | 9,145 |
| Aggregate indebtedness | | |
| Items included in statement of financial condition: | | |
| Payable to broker-dealers | $ | 1,445 |
| Less: Commissions payable related to 12b-1 receivables | | - |
| Total aggregate indebtedness | $ | 1,445 |
| Minimum net capital requirement | $ | 5,000 |
| Excess net capital | $ | 4,145 |
| Ratio: Aggregate indebtedness to net capital | | 0.158 to 1 |
| Reconciliation with Company's computation (included in Part IIA as of May 31, 2011) | | |
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report | $ | 7,567 |
| Adjustments: | | |
| Prepaid expenses journal entry | | 1,578 |
| Total adjustments | | 1,578 |
| Net capital per above | $ | 9,145 |

The accompanying notes are an integral part of these statements.

Schedule II

**Access Investments, Inc.**
Exemption from the provisions of Rule 15C3-3
As of May 31, 2015

We claim exemption from the provisions of Rule 15c3-3 because, as provided in section (k)(2)(i) of that rule, we are a by-application-only broker-dealer. As such, we do not hold customer funds or safekeep customer securities. We meet the identified exemption provisions as of May 31, 2015, and have met the identified exemption provisions throughout the fiscal year ended May 31, 2015.